UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2005

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
on Form F-3 (Registration No. 333-9180).
At the 44th Annual General Meeting of Shareholders of Korea Electric Power
Corporation (“KEPCO”) held on March 18, 2005, the following agenda was approved by the shareholders of KEPCO;

Agenda: Approval of Non-Consolidated Balance Sheet, Income Statement, and the
Proposed Appropriation of Retained Earnings in respect of fiscal year 2004, all prepared in accordance with Korean generally accepted accounting principles.

KEPCO also passed a resolution on the dividend payment in the aggregate amount of KRW724,155,601,450 for the fiscal year 2004 to KEPCO’s shareholders who are registered in the shareholders registry as of December 31, 2004 on the Annual
General Meeting of Shareholders.  The declared dividend per share is KRW1,150.

Pursuant to the Commercial Code of The Republic of Korea, KEPCO is planning to pay the declared dividend within one month from March 18, 2005 when the resolution is passed at the Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: March 18, 2005	By:	Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer